Exhibit 2

Cameco Corporation

2012 consolidated financial statements

February 8, 2013

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2012.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and the management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 8, 2013	February 8, 2013

Independent auditors’ report of registered public accounting firm

To the Shareholders of Cameco Corporation:

We have audited the accompanying consolidated financial statements of Cameco Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cameco Corporation as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Original signed by KPMG LLP

Chartered Accountants

Saskatoon, Canada

February 8, 2013

Consolidated statements of earnings

(Recast—note 6)

For the years ended December 31	Note	2012	2011
($Cdn thousands, except per share amounts)
Revenue from products and services		$2,321,471	$2,384,404

Cost of products and services sold		1,304,778	1,333,449
Depreciation and amortization		293,429	274,663

Cost of sales		1,598,207	1,608,112

Gross profit		723,264	776,292

Administration		181,248	157,487
Impairment charge on non-producing property	10	168,000	—
Exploration		97,169	84,875
Research and development		9,301	4,514
Loss (gain) on sale of assets		(1,660)	7,602

Earnings from operations		269,206	521,814
Finance costs	22	(80,349)	(73,668)
Gains (losses) on derivatives	29	39,356	(4,417)
Finance income		20,745	24,547
Share of loss from equity-accounted investees	13	(6,005)	(7,233)
Other income (expense)	23	(24,746)	556

Earnings before income taxes		218,207	461,599
Income tax expense (recovery)	24	(46,376)	11,755

Net earnings		$264,583	$449,844

Net earnings (loss) attributable to:
Equity holders		$266,136	$450,404
Non-controlling interest		(1,553)	(560)

Net earnings		$264,583	$449,844

Earnings per common share attributable to equity holders
Basic	25	$0.67	$1.14

Diluted	25	$0.67	$1.14

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

(Recast—note 6)

For the years ended December 31	Note	2012	2011
($Cdn thousands)
Net earnings		$264,583	$449,844

Other comprehensive income (loss), net of taxes	24
Exchange differences on translation of foreign operations		(23,287)	34,361
Gains on derivatives designated as cash flow hedges		3,982	7,954
Gains on derivatives designated as cash flow hedges transferred to net earnings		(19,450)	(18,700)
Unrealized gains (losses) on available-for-sale assets		(19)	272
Gains on available-for-sale assets transferred to net earnings		(129)	(1,917)
Defined benefit plan actuarial losses		(67,545)	(104,037)

Other comprehensive loss, net of taxes		(106,448)	(82,067)

Total comprehensive income		$158,135	$367,777

Other comprehensive income (loss) attributable to:

Equity holders		$(106,328)	$(82,286)
Non-controlling interest		(120)	219

Other comprehensive loss for the period		$(106,448)	$(82,067)

Total comprehensive income (loss) attributable to:
Equity holders		$159,808	$368,118
Non-controlling interest		(1,673)	(341)

Total comprehensive income for the period		$158,135	$367,777

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

(Recast—note 6)

As at December 31	Note	2012	2011
($Cdn thousands)
Assets
Current assets
Cash and cash equivalents		$749,824	$398,084
Short-term investments	7	49,535	804,141
Accounts receivable	8	546,500	611,815
Current tax assets		22,804	31,388
Inventories	9	563,578	493,875
Supplies and prepaid expenses		189,421	182,037
Current portion of long-term receivables, investments and other	12	46,259	62,433

Total current assets		2,167,921	2,583,773

Property, plant and equipment	10	5,249,099	4,349,492
Intangible assets	11	94,327	98,954
Long-term receivables, investments and other	12	298,038	282,513
Investments in equity-accounted investees	13	212,522	220,226
Deferred tax assets	24	193,113	81,392

Total non-current assets		6,047,099	5,032,577

Total assets		$8,215,020	$7,616,350

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	14	$468,776	$455,499
Current tax liabilities		36,600	39,330
Short-term debt	15	106,590	97,830
Dividends payable		39,535	39,475
Current portion of finance lease obligation	17	16,337	14,852
Current portion of other liabilities	18	21,144	50,495
Current portion of provisions	19	18,830	14,857

Total current liabilities		707,812	712,338

Long-term debt	16	1,292,440	795,145
Finance lease obligation	17	114,676	130,982
Other liabilities	18	599,428	526,959
Provisions	19	550,624	519,625
Deferred tax liabilities	24	5,773	8,165

Total non-current liabilities		2,562,941	1,980,876

Shareholders’ equity
Share capital		1,851,507	1,842,289
Contributed surplus		168,952	155,757
Retained earnings		2,915,437	2,874,973
Other components of equity		7,791	46,574

Total shareholders’ equity attributable to equity holders		4,943,687	4,919,593
Non-controlling interest		580	3,543

Total shareholders’ equity		4,944,267	4,923,136

Total liabilities and shareholders’ equity		$8,215,020	$7,616,350

Commitments and contingencies [notes 19,24,31]

See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Tim S. Gitzel and John H. Clappison

Consolidated statements of changes in equity

($Cdn Thousands)

(Recast—note 6)

	Attributable to equity holders
	Share Capital	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Cash Flow Hedges	Available- For-Sale Assets	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2012	$1,842,289	$155,757	$2,874,973	$26,866	$19,560	$148	$4,919,593	$3,543	$4,923,136
Net earnings	—	—	266,136	—	—	—	266,136	(1,553)	264,583
Other comprehensive loss	—	—	(67,545)	(23,167)	(15,468)	(148)	(106,328)	(120)	(106,448)

Total comprehensive income for the year	—	—	198,591	(23,167)	(15,468)	(148)	159,808	(1,673)	158,135

Share-based compensation	—	17,550	—	—	—	—	17,550	—	17,550
Share options exercised	9,218	(4,355)	—	—	—	—	4,863	—	4,863
Dividends	—	—	(158,127)	—	—	—	(158,127)	—	(158,127)
Change in ownership interests in subsidiary	—	—	—	—	—	—	—	(1,290)	(1,290)

Balance at December 31, 2012	$1,851,507	$168,952	$2,915,437	$3,699	$4,092	$—	$4,943,687	$580	$4,944,267

Balance at January 1, 2011	1,833,257	142,376	2,690,184	(7,276)	30,306	1,793	4,690,640	—	4,690,640
Net earnings	—	—	450,404	—	—	—	450,404	(560)	449,844
Other comprehensive income (loss)	—	—	(104,037)	34,142	(10,746)	(1,645)	(82,286)	219	(82,067)

Total comprehensive income for the year	—	—	346,367	34,142	(10,746)	(1,645)	368,118	(341)	367,777

Share-based compensation	—	19,492	—	—	—	—	19,492	—	19,492
Share options exercised	9,032	(6,111)	—	—	—	—	2,921	—	2,921
Dividends	—	—	(157,887)	—	—	—	(157,887)	—	(157,887)
Change in ownership interests in subsidiary	—	—	(3,691)	—	—	—	(3,691)	3,884	193

Balance at December 31, 2011	$1,842,289	$155,757	$2,874,973	$26,866	$19,560	$148	$4,919,593	$3,543	$4,923,136

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

(Recast—note 6)

For the years ended December 31	Note	2012	2011
($Cdn thousands)
Operating activities
Net earnings		$264,583	$449,844
Adjustments for:
Depreciation and amortization		293,429	274,663
Deferred charges		(2,910)	(7,869)
Unrealized losses (gains) on derivatives		(22,057)	60,558
Share-based compensation	27	17,550	19,492
Loss (gain) on sale of assets		(1,660)	7,602
Finance costs	22	80,349	73,668
Finance income		(20,745)	(24,547)
Share of loss from equity-accounted investees	13	6,005	7,233
Impairment charge on non-producing property	10	168,000	—
Other income	23	(4,796)	(4,920)
Income tax expense (recovery)	24	(46,376)	11,755
Interest received		21,964	23,718
Income taxes paid		(54,475)	(60,744)
Income taxes refunded		18,569	30,128
Other operating items	26	(73,518)	(115,719)

Net cash provided by operations		643,912	744,862

Investing activities
Additions to property, plant and equipment	10	(733,648)	(647,137)
Acquisitions	37	(576,408)	—
Decrease in short-term investments		754,434	79,228
Decrease (increase) in long-term receivables, investments and other		(26,294)	39,890
Proceeds from sale of property, plant and equipment		3,315	62

Net cash used in investing		(578,601)	(527,957)

Financing activities
Increase in debt		527,606	12,105
Decrease in debt		(35,629)	(14,713)
Interest paid		(53,956)	(60,533)
Proceeds from issuance of shares, stock option plan		7,033	7,339
Dividends paid		(158,066)	(146,017)

Net cash provided by (used in) financing		286,988	(201,819)

Increase in cash during the period		352,299	15,086
Exchange rate changes on foreign currency cash balances		(559)	7,618
Cash and cash equivalents at beginning of period		398,084	375,380

Cash and cash equivalents at end of period		$749,824	$398,084

Cash and cash equivalents is comprised of:
Cash		$204,694	$48,353
Cash equivalents		545,130	349,731

		$749,824	$398,084

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2012 and 2011

($Cdn thousands, except per share amounts as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2012 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interest in associates and joint ventures. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.

2. Significant accounting policies

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 8, 2013.

B. Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars in tabular format has been rounded to the nearest thousand except where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position: derivative financial instruments are measured at fair value, available-for-sale financial assets are measured at fair value, liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as plan assets, plus unrecognized past service cost, less the present value of the defined benefit obligation.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group and to all periods presented in these consolidated financial statements.

C. Consolidation principles

i. Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the aquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments. Transaction costs arising on the issue of equity instruments are recognized directly in equity. Transaction costs that are directly related to the probable issuance of a security that is classified as a financial liability is deducted from the amount of the financial liability when it is initially recognized, or recognized in earnings when the issuance is no longer probable.

ii. Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii. Investments in associates

Associates are those entities over which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv. Interests in joint ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. Cameco’s joint ventures consist of jointly controlled entities and jointly controlled assets.

A jointly controlled entity is an entity in which Cameco shares joint control over the strategic financial and operating decisions with one or more venturers through the establishment of a corporation, partnership or other entity. A jointly controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the proportionate consolidation method, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized within each applicable line item of the consolidated financial statements. The share of jointly controlled entities’ results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

A jointly controlled asset involves contractual arrangements with other participants to engage in joint activities that do not give rise to a jointly controlled entity. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venturer receives a share of the output from the assets and bears an agreed upon share of the expenses rather than deriving returns from an interest in a separate entity. The consolidated financial statements of the Company include its share of the assets in such joint ventures, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement, which are usually in proportion to the Company’s interest in the jointly controlled assets.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees and joint ventures are eliminated against the investment to the extent of the Company’s interest in the associate or the joint venture. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D. Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and jointly controlled entities are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i. Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole or in part, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E. Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

F. Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

G. Property, plant and equipment

i. Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii. Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

iii. Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets, which are unrelated to production, are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	4 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv. Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters commercial production or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v. Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

vi. Leased assets

Nuclear generating plants which are leased assets are depreciated according to the straight-line method based on the shorter of useful life and remaining lease term.

H. Intangible assets

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate, since this most closely reflects the expected pattern of realization of the future economic benefits embodied in the asset. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

I. Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

J. Finance income and finance costs

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets. Interest income is recognized in earnings as it accrues, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and changes in the fair value of financial assets.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

Foreign currency gains and losses are reported on a net basis as part of finance costs.

K. Impairment

i. Financial assets

A financial asset not carried at fair value through profit and loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale debt and equity securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings. Changes in impairment provisions attributable to time value are reflected as a component of finance costs.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in earnings, then the impairment loss is reversed, with the amount of the reversal recognized in earnings. Impairment losses on available-for-sale equity securities that are recognized in earnings are never reversed through earnings.

ii. Non-financial assets

The carrying amounts of Cameco’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and, consequently, the value in use calculation is likely to give a different result than a fair value calculation. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings.

L. Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant, and equipment.

M. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i. Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a units-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed on an annual basis for changes to obligations or legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii. Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

N. Employee future benefits

i. Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in earnings on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii. Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii. Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv. Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Cameco recognizes termination benefits as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v. Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

O. Revenue recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually-specified quantity of converted uranium to either an Enricher’s account or the customer’s account. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion supply

In a conversion supply arrangement, Cameco is contractually obligated to provide converted uranium of acceptable origins to its customers. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually-specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

P. Financial instruments

i. Financial assets and financial liabilities

Financial assets include cash and cash equivalents, short-term investments, trade receivables, other receivables, loans, other investments and derivative financial instruments. The Company determines the classification of its financial assets at initial recognition and records the assets at the fair value of consideration paid. Subsequently, financial assets are carried at fair value or amortized cost less impairment charges. Where non-derivative financial assets are carried at fair value, gains and losses on remeasurement are recognized directly in equity unless the financial assets have been designated as being held at fair value through profit or loss, in which case the gains and losses are recognized directly in earnings.

Financial liabilities include trade and other payables, debt and derivative financial instruments. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are initially recognized at the fair value of consideration received net of transaction costs and subsequently carried at amortized cost.

The Company has the following non-derivative financial assets: loans and receivables and available-for-sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. This category of financial assets includes trade and other receivables.

Cash and cash equivalents consist of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to earnings.

The Company has the following non-derivative financial liabilities: loans and accounts payable. Such liabilities are carried at amortized cost using the effective interest method if the time value of money is significant.

ii. Derivative financial instruments

The Company holds derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Except for those designated as hedging instruments, all derivative instruments are recorded at fair value in the consolidated statements of financial position, with attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, changes in fair value are recognized in earnings.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation.

At the inception of a hedging relationship, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized in earnings.

Separable embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives.

Q. Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize. Accrued interest and penalties for uncertain tax positions are recognized in the period in which uncertainties are identified.

R. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

S. Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

T. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s Chief Executive Officer.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3. Accounting standards

A. New standards and interpretations not yet adopted

A number of new standards, interpretations and amendments to existing standards are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. The following standards, amendments to and interpretations of existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2013, unless otherwise noted.

i. Financial instruments

In October 2010, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9). This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

ii. Consolidated financial statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (IFRS 10). This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. Cameco performed a review of its investees and determined that adoption of this standard will not have a material impact on its financial statements.

iii. Joint arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (IFRS 11). This standard establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation. Cameco performed a review of all arrangements and determined that Cameco’s interest in BPLP constitutes a joint venture. As a result, Cameco will no longer recognize its proportionate share of the revenue, expenses, assets, liabilities and cash flows of BPLP. Instead, Cameco will recognize its share of net assets and earnings on a single line in the consolidated statements of financial position and consolidated statements of earnings, with partner distributions being recognized in the consolidated statements of cash flows.

iv. Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (IFRS 12). This standard applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 integrates and makes consistent the disclosure requirements for a reporting entity’s interest in other entities and presents those requirements in a single standard. The adoption of IFRS12 is expected to increase the current level of disclosure of interests in other entities.

v. Fair value measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (IFRS 13). This standard provides additional guidance where IFRS requires fair value to be used. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value and establishes the required disclosures about fair value measurements. Cameco does not expect the adoption of IFRS 13 to have a material impact on its financial statements.

vi. Employee benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (IAS 19). This amendment eliminates the ‘corridor method’ of accounting for defined benefit plans. Revised IAS 19 also accelerates the recognition of past service costs and requires a net interest approach. In addition, it streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements. Cameco will retrospectively adopt the amendments in its financial statements. It is expected that the use of the net interest approach, which is the use of the discount rate as opposed to the expected long-term rate of return on plan assets, will have the greatest impact on the financial results. While this change will not materially impact Cameco’s plans, it is expected to increase Cameco’s share of the BPLP employee benefit costs for 2013 by approximately $24 million (2012—$17 million). The difference between the actual return on plan assets and the discount rate will be recognized in other comprehensive income.

vii. Presentation of other comprehensive income

In June 2011, the IASB issued an amended version of IAS 1, Presentation of Financial Statements (IAS 1). This amendment is effective for annual periods beginning on or after July 1, 2012 and requires companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (OCI) that may be reclassified to earnings. Revised IAS 1 also reaffirms existing requirements that items in OCI and earnings should be presented as either a single statement or two consecutive statements. The adoption of these amendments to IAS 1 will not have a material impact on the financial statements.

viii. Financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (IAS 32) and IFRS 7, Financial Instruments: Disclosures (IFRS 7). The amendments are effective for periods beginning on or after January 1, 2013 for IFRS 7 and January 1, 2014 for IAS 32 and are to be applied retrospectively. These amendments clarify matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. Cameco intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013, and the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014 and does not expect the amendments to have a material impact on the financial statements.

4. Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes to the specific asset or liability.

A. Investments in equity and debt securities

The fair value of available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date.

B. Derivatives

The fair value of forward exchange contracts is based on the current quoted foreign exchange rates. The fair value of interest rate swaps is determined by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. The fair value of interest rate caps is based on broker quotes.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company and counterparty when appropriate.

C. Share-based compensation

The fair values of the stock option, phantom stock option, deferred share unit and restricted share unit plans are measured using the Black-Scholes option-pricing model. The fair value of the performance share unit plan is measured using Monte Carlo simulation. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are taken into account in determining fair value for valuations performed using Monte Carlo simulation.

5. Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the financial statements.

A. Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and mineral reserves. A material change in assumptions may significantly impact the potential impairment of these assets. In addition, assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins.

B. Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these cash generating units.

C. Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.

D. Deferred income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E. Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

F. Pension, other post-retirement and other post-employment benefits

The carrying value of pensions, other post-retirement and other post-employment benefit obligations is based on actuarial valuations that are sensitive to assumptions concerning discount rates, wage increase rates, and other actuarial assumptions used. Changes in these assumptions could result in a material impact to the financial statements.

G. Purchase price allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires Cameco to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Cameco’s reported assets and liabilities, future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

H. Derivative financial instruments

Cameco is exposed to risks related to changes in commodity prices, foreign exchange rates and interest rates. Cameco utilizes specific derivative financial instruments to manage these risks. These derivatives are recorded at their fair value. In the determination of the fair value of these instruments, Cameco utilizes independent prices and, when independent prices are not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models.

6. Accounting for Kintyre

In August 2008, Cameco acquired a 70% interest in the Kintyre exploration project in Australia. The Company previously consolidated its investment in Kintyre on the basis that it was able to exercise control over the asset. In the second quarter of 2012, the Company reconsidered the accounting treatment applied to Kintyre and concluded that consolidation of the investment was not appropriate and only Cameco’s interest in the assets and liabilities of Kintyre should be recognized. Accordingly, the non-controlling interest in the assets, liabilities and expenses has been removed from the financial statements. The change in accounting has been applied retrospectively and the comparative statements for 2011 have been recast. There was no impact on retained earnings or net earnings attributable to equity holders for any of the recast periods. The most significant changes relate to a reduction of property, plant and equipment of $182,615,000 and a reduction of the non-controlling interest on the statement of changes in financial position of $182,395,000.

7. Short-term investments

Short-term investments are denominated in Canadian dollars and are comprised of money market instruments with terms to maturity between three and 12 months. Short-term investments are classified as available-for-sale.

8. Accounts receivable

	2012	2011
Trade receivables	$500,274	$564,629
Receivables due from related parties [note 36]	23,210	19,557
HST/VAT receivables	13,746	16,675
Other receivables	9,270	10,954

Total	$546,500	$611,815

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding HST/VAT receivables is disclosed in note 29.

9. Inventories

	2012	2011
Uranium
Concentrate	$407,067	$361,481
Broken Ore	22,537	14,310

	429,604	375,791

Fuel Services	133,974	118,084

Total	$563,578	$493,875

Cameco expensed $1,159,500,000 of inventory as cost of sales during 2012 (2011—$1,124,500,000).

10. Property, plant and equipment

	Land and buildings	Plant and equipment(a)	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,460,549	$2,346,052	$92,471	$1,553,236	$421,953	$6,874,261
Acquisitions [note 37]	—	—	—	—	598,407	598,407
Additions	97,481	25,556	2,099	644,848	9,260	779,244
Transfers	129,688	193,867	9,800	(333,355)	—	—
Disposals	(2,281)	(13,180)	(3)	—	—	(15,464)
Effect of movements in exchange rates	(9,707)	(3,110)	(181)	(3,083)	(5,233)	(21,314)

End of year	2,675,730	2,549,185	104,186	1,861,646	1,024,387	8,215,134

Accumulated depreciation
Beginning of year	1,190,263	1,258,911	75,595	—	—	2,524,769
Depreciation charge	137,811	144,312	9,982	—	—	292,105
Disposals	(1,251)	(12,554)	(4)	—	—	(13,809)
Impairment charge on non-producing property(b)	—	—	—	—	168,000	168,000
Effect of movements in exchange rates	(3,969)	(941)	(120)	—	—	(5,030)

End of year	1,322,854	1,389,728	85,453	—	168,000	2,966,035

Net book value at December 31, 2012	$1,352,876	$1,159,457	$18,733	$1,861,646	$856,387	$5,249,099

	Land and buildings	Plant and equipment(a)	Furniture and fixtures	Under construction	Exploration and evaluation	(Recast - note 6) Total
Cost
Beginning of year	$2,183,854	$2,212,015	$85,248	$1,189,854	$408,333	$6,079,304
Additions	196,567	33,328	3,263	575,185	3,833	812,176
Transfers	75,976	131,306	3,762	(211,044)	—	—
Disposals	(4,226)	(33,949)	(12)	(3,083)	—	(41,270)
Effect of movements in exchange rates	8,378	3,352	210	2,324	9,787	24,051

End of year	2,460,549	2,346,052	92,471	1,553,236	421,953	6,874,261

Accumulated depreciation
Beginning of year	1,083,584	1,156,032	63,478	—	—	2,303,094
Depreciation charge	106,164	131,898	11,998	—	—	250,060
Disposals	(3,597)	(29,998)	(11)	—	—	(33,606)
Effect of movements in exchange rates	4,112	979	130	—	—	5,221

End of year	1,190,263	1,258,911	75,595	—	—	2,524,769

Net book value at December 31, 2011	$1,270,286	$1,087,141	$16,876	$1,553,236	$421,953	$4,349,492

(a)	At December 31, 2012, the net amount included in the statement of financial position for plant and equipment includes Cameco’s share of BPLP’s nuclear generating plant under finance lease of $79,316,000 (2011—$93,220,000).

(b)	During 2012, Cameco recognized a $168,000,000 impairment charge relating to Kintyre, its advanced uranium exploration project in Australia. Due to the weakening of the uranium market since the asset was purchased in 2008, no increase to the mineral resource estimate in 2012 and the decision not to proceed with the detailed feasibility study, the Company concluded it was appropriate to recognize an impairment charge. The amount of the charge was determined as the excess of the carrying value over the fair value less costs to sell based on the implied fair value of the resources in place using comparable market transaction metrics.

11. Intangible assets

	Intellectual Property	Patents	Total
Cost
Beginning of year	$118,819	$8,890	$127,709
Effect of movements in exchange rates	—	(193)	(193)

End of year	118,819	8,697	127,516

Accumulated depreciation
Beginning of year	28,509	246	28,755
Amortization charge	3,959	484	4,443
Effect of movements in exchange rates	—	(9)	(9)

End of year	32,468	721	33,189

Net book value at December 31, 2012	$86,351	$7,976	$94,327

	Intellectual Property	Patents	Total
Cost
Beginning of year	$118,819	$—	$118,819
Additions	—	8,462	8,462
Effect of movements in exchange rates	—	428	428

End of year	118,819	8,890	127,709

Accumulated depreciation
Beginning of year	24,549	—	24,549
Amortization charge	3,960	239	4,199
Effect of movements in exchange rates	—	7	7

End of year	28,509	246	28,755

Net book value at December 31, 2011	$90,310	$8,644	$98,954

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing (CFM) and patents acquired with UFP Investments LLC (UFP). The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life which expires in 2030. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The patents acquired with UFP are being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029.

12. Long-term receivables, investments and other

	2012	2011
BPLP
Finance lease receivable from Bruce A Limited Partnership (BALP)(a)	$81,528	$87,785
Derivatives [note 29]	20,180	54,010
Available-for-sale securities
GoviEx Uranium (privately held)	20,599	21,057
Derivatives [note 29]	22,453	17,569
Advances receivable from JV Inkai LLP [note 36]	87,264	78,058
Investment tax credits	69,690	54,038
Other	42,583	32,429

	344,297	344,946
Less current portion	(46,259)	(62,433)

Net	$298,038	$282,513

(a)	BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP, a related party, under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate. The future minimum lease payments are as follows:

At December 31, 2012

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$12,798	$5,880	$6,918
Between one and five years	69,754	16,093	53,661
More than five years	21,810	861	20,949

Total	$104,362	$22,834	$81,528

At December 31, 2011

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$12,640	$6,372	$6,268
Between one and five years	59,800	19,566	40,234
More than five years	44,550	3,267	41,283

Total	$116,990	$29,205	$87,785

Included in finance income is $6,383,000 related to the finance lease receivable for the year ended December 31, 2012 (2011—$6,731,000).

The lease agreement includes supplemental lease payments which are classified as contingent rents. Annual supplemental rents of $31,000,000 (subject to CPI) per operating reactor are payable by BPLP to Ontario Power Generation Inc. (OPG). Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor.

In accordance with the sublease agreement, BALP will participate in its share of supplemental rent and any subsequent adjustments. There were $35,866,000 in supplemental lease payments to OPG recognized in 2012 (2011—$58,302,000). Of this amount, $20,698,000 was reimbursed to BPLP from BALP during 2012 (2011—$19,434,000). The net amounts have been recognized in cost of products and services sold.

In addition, the base rent payments during the renewal periods have been classified as contingent rents. The calculation of the renewal base rent payments is based on the proportion of operational BALP units versus BPLP units, contingent on the extent of use of the respective stations. These base rents will commence in 2019.

13. Equity-accounted investees

	2012	2011
Beginning of year	$220,226	$220,430
Investment cost addition	3,366	10,026
Share of loss	(6,005)	(7,233)
Control of associate acquired	—	(6,846)
Exchange differences and other	(5,065)	3,849

End of year	$212,522	$220,226

Summary financial information for Cameco’s equity-accounted investees, adjusted for the percentage of ownership held, is as follows:

	2012	2011
Current assets	$7,428	$22,402
Non-current assets	60,835	51,129
Current liabilities	(2,145)	(3,669)
Non-current liabilities	(2,873)	(3,114)

Net assets	$63,245	$66,748

Revenue	$1,667	$1,608
Expenses	(7,672)	(8,841)

Net loss	$(6,005)	$(7,233)

At December 31, 2012, the quoted value of the Company’s share in associates having shares listed on recognized stock exchanges was $29,512,000 (December 31, 2011—$30,268,000). The carrying value of these investments was $7,745,000 at December 31, 2012 (December 31, 2011—$6,699,000).

14. Accounts payable and accrued liabilities

	2012	2011
Trade payables	$320,991	$310,944
Non-trade payables	136,426	134,613
Payables due to related parties	11,359	9,942

Total	$468,776	$455,499

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 29.

15. Short-term debt

	2012	2011
Promissory note payable	$42,106	$73,059
BPLP	39,500	18,644
Commercial paper	24,984	—
JV Inkai LLP	—	6,127

Total	$106,590	$97,830

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE). The promissory note is payable on demand and bears interest at a market rate of 1.07%. At December 31, 2012, $42,322,000 (US) was outstanding under this promissory note (2011—$71,838,000 (US)).

BPLP has a $150,000,000 working capital and operational letter of credit facility that is available until July 30, 2015, as well as $489,000,000 in letter of credit facilities. Cameco’s share of the available facilities is $47,400,000 under the working capital and operational letter of credit facility and $154,524,000 in letter of credit facilities.

As at December 31, 2012, BPLP had $145,000,000 (2011—$75,000,000) outstanding under the working capital ($125,000,000) and operational letter of credit facility ($20,000,000) and $489,000,000 outstanding under the letter of credit facilities (2011—$362,000,000). As at December 31, 2012, Cameco’s share outstanding under the working capital ($39,500,000) and operational letter of credit facility ($6,320,000) was $45,820,000 (2011—$23,700,000) and $154,524,000 under the letter of credit facilities (2011—$114,390,000).

Cameco also borrows directly in the commercial paper market. As of December 31, 2012, there was $24,984,000 outstanding, bearing interest at an average rate of 1.14%.

Inkai has a $20,000,000 (US) revolving credit facility that is available until August 11, 2014. Cameco’s share of this facility is $12,000,000 (US). While no balance was outstanding under this facility at December 31, 2012, $10,040,000 (US) was outstanding at the end of 2011 (Cameco’s share $6,024,000 (US)).

16. Long-term debt

	2012	2011
Debentures—Series C	$299,265	$298,993
Debentures—Series D	496,566	496,152
Debentures—Series E	397,403	—
Debentures—Series F	99,206	—

Total	$1,292,440	$795,145

On November 14, 2012, Cameco issued additional debentures (Series E and Series F) in the amounts of $400,000,000 and $100,000,000 respectively. The Series E debentures bear interest at a rate of 3.75% per annum (effective interest rate of 3.83%) and mature on November 14, 2022. The proceeds of the issue after deducting expenses were $397,400,000. The Series F debentures bear interest at a rate of 5.09% per annum (effective interest rate of 5.14%) and mature on November 14, 2042. The proceeds of the issue after deducting expenses were $99,200,000.

Cameco has $299,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.70% per annum (effective interest rate of 4.79%) and mature on September 16, 2015.

Cameco has $497,000,000 outstanding in senior unsecured debentures (Series D). These debentures bear interest at a rate of 5.67% per annum (effective interest rate of 5.80%) and mature on September 2, 2019.

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2017. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by no less than increments of $50,000,000, up to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2012 there were no amounts outstanding under this facility.

Cameco has $698,814,000 ($410,917,000 and $289,374,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2012 amounted to $672,224,000 ($405,421,000 and $267,879,000 (US)) (2011—$664,575,000 ($395,606,000 and $264,186,000 (US))), the majority of which relate to future decommissioning and reclamation liabilities [note 19].

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2012, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2013 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt.

2013	2014	2015	2016	2017	Thereafter	Total
$—	$—	$299,266	$—	$—	$993,174	$1,292,440

17. Finance lease obligation

BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The initial term of the lease expires in 2018, with options to extend the lease for up to an additional 25 years. The interest rate associated with the lease is 7.5%. The future minimum lease payments are as follows:

At December 31, 2012

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$25,596	$9,259	$16,337
Between one and five years	109,336	22,594	86,742
More than five years	29,072	1,138	27,934

Total	$164,004	$32,991	$131,013

At December 31, 2011

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$25,280	$10,428	$14,852
Between one and five years	106,492	28,728	77,764
More than five years	57,512	4,294	53,218

Total	$189,284	$43,450	$145,834

Included in finance costs is $10,428,000 related to the finance lease obligation for the year ended December 31, 2012 (2011—$11,376,000).

The lease agreement includes supplemental payments which are classified as contingent rents. Annual supplemental rents of $31,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor.

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. In accordance with the sublease agreement, BALP will participate in its share of supplemental rent and any subsequent adjustments. There were $35,866,000 in supplemental lease payments to OPG recognized in 2012 (2011—$58,302,000). Of this amount, $20,698,000 was reimbursed to BPLP from BALP during 2012 (2011—$19,434,000). The net amounts have been recognized in cost of products and services sold.

In addition, the base rent payments during the renewal periods have been classified as contingent rents. The calculation of the renewal base rent payments is based on the proportion of operational BALP units versus BPLP units, contingent on the extent of use of the respective stations. These base rents will commence in 2019.

18. Other liabilities

	2012	2011
BPLP
Accrued pension and post-retirement benefit liability [note 28]	$554,532	$468,363
Derivatives [note 29]	8,294	19,439
Other	7,584	4,045
Deferred sales	9,820	13,739
Derivatives [note 29]	1,954	27,194
Accrued pension and post-retirement benefit liability [note 28]	30,648	38,050
Other	7,740	6,624

	620,572	577,454
Less current portion	(21,144)	(50,495)

Net	$599,428	$526,959

19. Provisions

	Reclamation	Waste Disposal	Total
Beginning of year	$508,766	$25,716	$534,482
Changes in estimates and discount rates	55,990	(3,289)	52,701
Provisions used during the period	(21,263)	(5,938)	(27,201)
Unwinding of discount	13,208	329	13,537
Impact of foreign exchange	(4,065)	—	(4,065)

End of year	$552,636	$16,818	$569,454

Current	$15,819	$3,011	$18,830
Non-current	536,817	13,807	550,624

	$552,636	$16,818	$569,454

A. Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its existing operating assets to be $697,740,000. The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2018. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $671,880,000 in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2012	2011
Uranium	$435,842	$381,967
Fuel Services	116,794	126,799

Total	$552,636	$508,766

B. Waste disposal

The Fuel Services division consists of the Blind River Refinery, Port Hope Conversion Facility and Cameco Fuel Manufacturing. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.), and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total future costs related to existing waste disposal to be $17,110,000. These outflows are expected to occur within the next five years.

20. Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, and

•	One Class B share

A. Common shares

Number Issued (Number of shares)	2012	2011
Beginning of year	394,745,423	394,351,043
Issued:
Stock option plan [note 27]	604,971	394,380

Total	395,350,394	394,745,423

All issued shares are fully paid.

B. Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C. Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2012, the dividend declared per share was $0.40 (December 31, 2011—$0.40).

21. Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development, other income and property, plant and equipment.

	2012	2011
Wages and salaries	$535,159	$513,824
Statutory and company benefits	69,423	62,765
Equity-settled share-based compensation	22,780	24,139
Expenses related to defined benefit plans	55,366	46,524
Contributions to defined contribution plans	16,114	16,663
Cash-settled share-based compensation	677	(10,333)

Total	$699,519	$653,582

22. Finance costs

	2012	2011
Interest on long-term debt	$57,077	$56,618
Unwinding of discount on provisions	13,537	13,427
Other charges	7,576	3,179
Foreign exchange (gains) losses	415	(1,678)
Interest on short-term debt	1,744	2,122

Total	$80,349	$73,668

23. Other income (expense)

	2012	2011
Contract termination fee	$(30,294)	$—
Claim settlement	11,000	—
Sale of investments	—	4,623
Other	(5,452)	(4,067)

Total	$(24,746)	$556

24. Income taxes

A. Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31
	2012	2011	2012	2011
Assets
Inventories	$3,250	$—	$3,250	$—
Provision for reclamation	7,152	47,645	166,588	159,455
Foreign exploration and development	(62)	432	9,621	9,683
Income tax losses	59,174	55,702	126,241	67,072
Defined benefit plan actuarial losses	—	—	93,831	71,304
Other	11,542	7,150	42,552	26,503

Deferred tax assets	81,056	110,929	442,083	334,017

Liabilities
Property, plant and equipment	(16,646)	110,616	226,723	243,345
Inventories	(4,629)	(3,301)	—	4,629
Long-term investments and other	15,204	(27,857)	28,020	12,816

Deferred tax liabilities	(6,071)	79,458	254,743	260,790

Net deferred tax asset	$87,127	$31,471	$187,340	$73,227

Deferred tax allocated as	2012	2011
Deferred tax assets	$193,113	$81,392
Deferred tax liabilities	(5,773)	(8,165)

Net deferred tax asset	$187,340	$73,227

Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

B. Movement in net deferred tax assets and liabilities

	2012	2011
Deferred tax asset (liability) at beginning of year	$73,227	$(676)
Recovery for the year in net earnings	87,127	31,471
Recovery for the year in other comprehensive income	27,631	38,951
Foreign exchange adjustments	(645)	3,481

End of year	$187,340	$73,227

C. Significant components of unrecognized deferred tax assets

	2012	2011
Income tax losses	$73,019	$45,847
Property, plant and equipment	58,249	27,328
Long-term investments and other	7,750	2,893

Total	$139,018	$76,068

D. Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2012	2011
Earnings before income taxes and non-controlling interest	$218,207	$461,599
Combined federal and provincial tax rate	26.9%	28.4%

Computed income tax expense	58,697	131,094
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(173,829)	(188,084)
Change in unrecorded deferred tax assets	52,742	15,961
Other provincial taxes	3,524	2,935
Share-based compensation plans	3,828	4,295
Change in tax provision related to transfer pricing	9,000	27,000
Change in income tax rates	114	7,582
Other permanent differences	(452)	10,972

Income tax expense (recovery)	$(46,376)	$11,755

E. Reassessments

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2007, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000, $197,000,000, $243,000,000 and $708,000,000 respectively. The 2007 reassessment has resulted in Cameco being required to make a cash payment of approximately $27,000,000 subsequent to year-end. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments.

CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through 2012 in the amount of $63,000,000. No provisions for penalties or interest have been recorded. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 through 2012 could be material, to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.

F. Earnings and income taxes by jurisdiction

	2012	2011
Earnings (loss) before income taxes
Canada	$(319,865)	$(376,952)
Foreign	538,072	838,551

	$218,207	$461,599

Current income taxes (recovery)
Canada	$504	$(7,856)
Foreign	40,247	51,082

	$40,751	$43,226
Deferred income taxes (recovery)
Canada	$(75,051)	$(47,427)
Foreign	(12,076)	15,956

	$(87,127)	$(31,471)

Income tax expense (recovery)	$(46,376)	$11,755

G. Income tax losses

At December 31, 2012, income tax losses carried forward of $702,654,000 (2011—$402,041,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2018	$—	$1,880	$—	$1,880
2029	—	8,099	—	8,099
2030	410	10,549	—	10,959
2031	143,747	17,437	—	161,184
2032	268,343	11,951	—	280,294
No expiry	—	—	240,238	240,238

	$412,500	$49,916	$240,238	$702,654

Included in the table above is $243,080,000 (2011—$152,848,000) of temporary differences related to loss carry forwards where no future benefit is realized.

H. Other comprehensive loss

Other comprehensive loss included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive loss:

For the year ended December 31, 2012

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(23,287)	$—	$(23,287)
Gains on derivatives designated as cash flow hedges	5,309	(1,327)	3,982
Gains on derivatives designated as cash flow hedges transferred to net earnings	(25,934)	6,484	(19,450)
Unrealized losses on available-for-sale assets	(24)	5	(19)
Gains on available-for-sale assets transferred to net earnings	(149)	20	(129)
Defined benefit plan actuarial losses	(89,994)	22,449	(67,545)

	$(134,079)	$27,631	$(106,448)

For the year ended December 31, 2011

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$34,361	$—	$34,361
Gains on derivatives designated as cash flow hedges	10,717	(2,763)	7,954
Gains on derivatives designated as cash flow hedges transferred to net earnings	(25,506)	6,806	(18,700)
Unrealized gains on available-for-sale assets	311	(39)	272
Gains on available-for-sale assets transferred to net earnings	(2,209)	292	(1,917)
Defined benefit plan actuarial losses	(138,692)	34,655	(104,037)

	$(121,018)	$38,951	$(82,067)

25. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2012 was 395,234,091 (2011—394,661,591).

	2012	2011
Basic earnings per share computation
Net earnings attributable to equity holders	$266,136	$450,404
Weighted average common shares outstanding	395,234	394,662

Basic earnings per common share	$0.67	$1.14

Diluted earnings per share computation
Net earnings attributable to equity holders	$266,136	$450,404
Weighted average common shares outstanding	395,234	394,662
Dilutive effect of stock options	605	817

Weighted average common shares outstanding, assuming dilution	395,839	395,479

Diluted earnings per common share	$0.67	$1.14

26. Statements of cash flows

	2012	2011
Changes in non-cash working capital:
Accounts receivable	$66,252	$(159,317)
Inventories	(56,707)	29,105
Supplies and prepaid expenses	(7,696)	8,084
Accounts payable and accrued liabilities	(20,169)	69,342
Reclamation payments	(27,201)	(22,883)
Other	(27,997)	(40,050)

Other operating items	$(73,518)	$(115,719)

27. Share-based compensation plans

The Company has the following equity-settled plans:

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 27,427,951 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2012	2011
Beginning of year	8,526,090	7,552,379
Options granted	2,097,573	1,630,069
Options forfeited	(500,852)	(261,978)
Options exercised [note 20]	(604,971)	(394,380)

End of year	9,517,840	8,526,090

Exercisable	5,964,201	5,556,417

Weighted average exercise prices were as follows:

	2012	2011
Beginning of year	$32.47	$30.26
Options granted	21.14	39.10
Options forfeited	34.22	36.88
Options exercised	11.61	14.68

End of year	$31.20	$32.47

Exercisable	$33.53	$32.16

Total options outstanding and exercisable at December 31, 2012 were as follows:

		Options Outstanding		Options Exercisable
Option Price Per Share	Number	Weighted Average Remaining Life	Weighted Average Exercisable Price	Number	Weighted Average Exercisable Price
$15.50—28.99	5,388,149	5.1	$23.73	2,820,020	$24.76
$29.00—54.50	4,129,691	3.6	40.95	3,144,181	41.39

	9,517,840			5,964,201

The foregoing options have expiry dates ranging from August 16, 2013 to May 14, 2020.

Non-vested stock option transactions for the respective years were as follows:

(Number of options)	2012	2011
Beginning of year	2,969,673	2,737,618
Options granted	2,097,573	1,630,069
Options forfeited	(88,868)	(96,055)
Options vested	(1,424,739)	(1,301,959)

End of year	3,553,639	2,969,673

For the year ended December 31, 2012, Cameco has recorded an expense of $14,247,000 (2011—$14,803,000) related to options that vested during the year.

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of PSUs granted to employees. For the year ended December 31, 2012, the amount recorded was $2,709,000 (2011—$4,392,000). As of December 31, 2012, the total number of PSUs held by the participants after adjusting for forfeitures on retirement was 350,240 (2011—310,413).

C. Executive restricted share unit (RSU)

In 2011, the Company established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion. The final value of the RSUs will be based on the value of Cameco common shares at the end of the three-year vesting period.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of RSUs granted to employees. For the year ended December 31, 2012, the amount recorded was $594,000 (2011—$297,000). As of December 31, 2012, the total number of RSUs held by the participants was 70,000 (2011—70,000). There were no grants of RSUs in 2012.

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of all other equity settled payment plans was measured based on the Black-Scholes option pricing model. Expected volatility is estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock Option Plan	PSUs
Number of options granted	2,097,573	178,640
Average strike price	$21.14	—
Expected dividend	$0.40	—
Expected volatility	47%	36%
Risk-free interest rate	1.4%	1.4%
Expected life of option	4.3 years	3 years
Expected forfeitures	10%	0%
Weighted average grant date fair values	$7.21	$20.05

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A. Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2012, the total number of DSUs held by participating directors was 457,277 (2011—380,851).

B. Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2012, the number of options held by participating employees was 248,440 (2011—249,227) with exercise prices ranging from $19.37 to $46.88 per share (2011—$10.51 to $46.88) and a weighted average exercise price of $32.13 (2011—$31.48).

The fair value of all cash-settled payment plans was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at measurement date of the cash-settled share-based payment plans were as follows:

Phantom Option Plan
Number of units outstanding	248,440
Average strike price	$32.13
Expected dividend	$0.40
Expected volatility	40%
Risk-free interest rate	1.3%
Expected life of option	3.4 years
Expected forfeitures	0%
Weighted average measurement date fair values	$2.83

Cameco also has an employee share ownership plan which commenced in 2007, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased. At December 31, 2012, there were 3,913 participants in the plan (2011—3,695). The total number of shares purchased in 2012 with Company contributions was 265,921 shares (2011—257,747). In 2012, the Company’s contributions totaled $5,230,000 (2011—$4,647,000).

Cameco has recognized the following expenses (recoveries) under these plans:

	2012	2011
Deferred share units	$352	$(7,725)
Phantom stock options	325	(2,608)
Employee share ownership plan	5,230	4,647

At December 31, 2012, a liability of $9,665,000 (2011—$7,479,000) was included in the statements of financial position to recognize accrued but unpaid expenses for these plans.

28. Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance to eligible employees and their dependants. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2012. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2013.

A reconciliation of the funded status of the benefit plans to the financial statements is as follows:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Fair value of plan assets, beginning of year	$21,766	$27,135	$—	$—
Expected return on assets	713	880	—	—
Actuarial gain (loss)	166	(562)	—	—
Employer contributions	10,015	1,875	—	—
Benefits paid	(10,949)	(7,562)	—	—

Fair value of plan assets, end of year	$21,711	$21,766	$—	$—

Defined benefit obligation, beginning of year	$44,111	$35,518	$16,276	$13,355
Current service cost	1,717	1,283	834	727
Interest cost	1,819	1,948	737	747
Actuarial loss (gain)	797	12,934	(1,550)	1,803
Past service cost	—	—	—	688
Benefits paid	(10,949)	(7,562)	(980)	(1,044)
Foreign exchange	2	(10)	—	—

Defined benefit obligation, end of year	$37,497	$44,111	$15,317	$16,276

Funded status of plans—deficit	$(15,786)	$(22,345)	$(15,317)	$(16,276)
Unrecognized past service cost	—	—	455	571

Defined benefit liability [note 18]	$(15,786)	$(22,345)	$(14,862)	$(15,705)

The actual return on plan assets for the pension benefit plans for the year ended December 31, 2012 was $878,800 (2011—$318,400).

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension Benefit Plans
	2012	2011
Asset Category (i)
Equity securities	28%	22%
Fixed income	24%	20%
Other (ii)	48%	58%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2012 and 2011 respectively.
(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration expense:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Current service cost	$1,717	$1,283	$834	$727
Interest cost	1,819	1,948	737	747
Expected return on plan assets	(713)	(880)	—	—
Past service cost	—	—	116	117

Defined benefit expense	2,823	2,351	1,687	1,591
Defined contribution pension expense	16,114	16,663	—	—

Net pension and other benefit expense	$18,937	$19,014	$1,687	$1,591

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Discount rate	4.0%	4.5%	4.0%	4.5%
Rate of compensation increase	3.0%	4.0%	—	—
Long-term rate of return on assets	5.9%	5.9%	—	—
Initial health care cost trend rate	—	—	7.0%	9.0%
Cost trend rate declines to	—	—	5.0%	—
Year the rate reaches its final level	—	—	2018	—

The long-term rate of return on assets has been determined using an asset model that takes into account the allocation of assets among various asset classes, the expected rate of return on each asset class, the variability of returns and the correlation of returns among asset classes.

An increase of 1% in the assumed health care cost trend rate would increase the aggregate of the current service cost and interest cost components of other benefit expense by $30,400 and increase the defined benefit obligation for these plans by $292,300. A decrease of 1% in the assumed health care cost trend rate would decrease the aggregate of the current service cost and interest cost components of other benefit expense by $41,800 and decrease the defined benefit obligation for these plans by $366,500.

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Balance at beginning of year	$14,070	$574	$1,803	$—
Recognized during the year	631	13,496	(1,550)	1,803

	$14,701	$14,070	$253	$1,803

The following table presents historical information on both the pension and other benefit plans:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Fair value of plan assets	$21,711	$21,766	$—	$—
Defined benefit obligation	37,497	44,111	15,317	16,276

Deficit in the plan	$(15,786)	$(22,345)	$(15,317)	$(16,276)

Experience adjustments arising on plan assets	0.8%	(2.6)%	—	—
Experience adjustments arising on plan liabilities	2.1%	29.3%	(10.1)%	11.1%

The following are the contributions expected to be paid to the plans during the annual period beginning after the end of the current reporting period:

2013
Employer contribution to funded pension plans	$281
Benefits paid for unfunded benefit plans	788
Cash contributions to defined contribution plans	16,598

BPLP

BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.

BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2012. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2013. The status of Cameco’s proportionate share (31.6%) of the benefit plans is shown below.

A reconciliation of the funded status of the benefit plans to the financial statements is as follows:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Fair value of plan assets, beginning of year	$758,652	$717,320	$—	$—
Expected return on assets	54,036	50,484	—	—
Actuarial gain (loss)	18,644	(26,300)	—	—
Employer contributions	48,980	41,294	—	—
Plan participants’ contributions	7,584	7,900	—
Benefits paid	(44,240)	(32,046)	—	—

Fair value of plan assets, end of year	$843,656	$758,652	$—	$—

Defined benefit obligation, beginning of year	$1,017,453	$887,419	$211,093	$181,011
Current service cost	35,430	26,752	9,936	9,312
Interest cost	49,427	47,122	9,665	9,424
Actuarial loss (gain)	122,495	81,064	(12,938)	16,029
Plan participants’ contributions	7,584	7,900	—	—
Benefits paid	(45,692)	(32,804)	(5,184)	(4,683)

Defined benefit obligation, end of year	$1,186,697	$1,017,453	$212,572	$211,093

Funded status of plans—deficit	$(343,041)	$(258,801)	$(212,572)	$(211,093)
Unrecognized past service cost	—	—	1,081	1,531

Defined benefit liability [note 18]	$(343,041)	$(258,801)	$(211,491)	$(209,562)

The actual return on plan assets for the pension benefit plans for the year ended December 31, 2012 was $72,680,000 (2011—$24,184,000).

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Asset Allocation		Target Allocation
	2012	2011	2012	2011
Asset Category (i)
Equity securities	58%	55%	60%	60%
Fixed income	39%	43%	40%	40%
Cash	3%	2%	—	—

Total	100%	100%	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2012.

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants.

The following represents the components of net pension and other benefit expense included primarily as part of cost of products and services sold:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Current service cost	$35,430	$26,752	$9,936	$9,312
Interest cost	49,427	47,122	9,665	9,424
Expected return on plan assets	(54,036)	(50,484)	—	—
Past service cost	—	—	450	450

Net pension and other benefit expense	$30,821	$23,390	$20,051	$19,186

The assumptions used to determine BPLP’s defined benefit obligation and net pension and other benefit expense related to the pension benefit and other benefit plans were as follows:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Discount rate	4.3%	4.8%	4.1%	4.6%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%
Long-term rate of return on assets	7.0%	7.0%	—	—
Initial health care cost trend rate	—	—	8.5%	9.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2019	2019

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. The assessment of the expected returns is based on historical return trends with reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected future benefit payments.

An increase of 1% in the assumed health care cost trend rate would increase the aggregate of the current service cost and interest cost components of other benefit expense by $4,188,000 and increase the defined benefit obligation for these plans by $37,521,000. A decrease of 1% in the assumed health care cost trend rate would decrease the aggregate of the current service cost and interest cost components of other benefit expense by $3,119,000 and decrease the defined benefit obligation for these plans by $28,780,000.

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Balance at beginning of year	$234,815	$127,451	$33,320	$17,291
Recognized during the year	103,851	107,364	(12,938)	16,029

	$338,666	$234,815	$20,382	$33,320

The following table presents historical information on both the pension and other benefit plans:

	Pension Benefit Plans		Other Benefit Plans
	2012	2011	2012	2011
Fair value of plan assets	$843,656	$758,652	$—	$—
Defined benefit obligation	1,186,697	1,017,453	212,572	211,093

Deficit in the plan	$(343,041)	$(258,801)	$(212,572)	$(211,093)

Experience adjustments arising on plan assets	2.2%	(3.5)%	—	—
Experience adjustments arising on plan liabilities	10.3%	8.0%	(6.1)%	7.6%

The following are the contributions expected to be paid to the plans during the annual period beginning after the end of the current reporting period:

2013
Employer contribution to funded pension plans	$87,532
Benefits paid for unfunded benefit plans	6,259

29. Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed, is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A. Commodity price risk

As a significant producer and supplier of uranium, nuclear fuel processing and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various fixed price energy sales contracts that qualify as cash flow hedges. These instruments have terms ranging from 2013 to 2017. The periods in which the cash flows associated with these cash flow hedges are expected to occur and when they are expected to impact earnings are as follows:

	Cash flows	Earnings impact
2013	$6,101	$4,074
2014	556	—
2015	94	—
2016	4	—
2017	—	—

Total	$6,755	$4,074

The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is six years. For the year ended December 31, 2012, a net unrealized loss of $2,058,000 (2011—$3,141,000) was recognized for the ineffective portion of cash flow hedges.

At December 31, 2012, the effect of a $1/MWh increase in the market price for electricity would be a decrease of $149,000 in net earnings and a decrease in other comprehensive income of $154,000 for 2012.

B. Foreign Exchange Risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. These forward sales contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

At December 31, 2012, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other US denominated exposures would have been a decrease of $10,200,000 in net earnings for 2012.

C. Interest Rate Risk

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $155,000,000 of the Series C senior unsecured debentures were swapped for variable rate payments. The swaps terminate on March 16, 2015. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 1.83% and receives fixed interest payments of 4.7%. To mitigate this risk, Cameco entered into interest rate cap arrangements, effective March 18, 2013, whereby the three-month Canada Dealer Offered Rate was capped at 5.0% such that total variable payments will not exceed, on average, 6.83%. At December 31, 2012, the fair value of Cameco’s interest rate swaps and caps was $5,453,000 (2011—$8,647,000).

At December 31, 2012, the effect of a 1% increase in the three-month bankers’ acceptance rate would be a decrease in net earnings of $2,770,000.

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment.

Cameco manages the risk of non-payment by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions.

Cameco is exposed to credit risk on its cash and cash equivalents, short-term investments, accounts receivable and derivative assets. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets at December 31 was:

	2012	2011
Cash and cash equivalents	$749,824	$398,084
Short-term investments	49,535	804,141
Accounts receivable	532,754	595,140
Derivative assets	42,633	71,579

At December 31, 2012, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high. All accounts receivable at the reporting date are neither past due nor impaired.

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2012:

	Total Amount	Outstanding and Committed	Amount Available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facility	698,814	698,814	—
Inkai revolving credit facility (Cameco’s share)	11,939	—	11,939
BPLP working capital and operational letter of credit facility (Cameco’s share) (a)	47,400	45,820	1,580
BPLP letter of credit facilities (Cameco’s share)	154,524	154,524	—

(a)	The amount outstanding and committed includes $39,500,000 relating to working capital and $6,320,000 of operational letters of credit.

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date.

	Carrying Amount	Contractual Cash Flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Accounts payable and accrued liabilities	$468,776	$468,776	$468,776	$—	$—	$—
Short-term debt	106,590	106,606	106,606	—	—	—
Long-term debt	1,292,440	1,300,000	—	300,000	—	1,000,000
BPLP lease	131,013	131,013	16,337	38,552	48,190	27,934
Energy and sales contracts	8,294	8,294	6,957	1,106	231	—
Foreign currency contracts	1,954	1,954	1,954	—	—	—

Total contractual repayments	$2,009,067	$2,016,643	$600,630	$339,658	$48,421	$1,027,934

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Interest on short-term debt	$1,567	$1,567	$—	$—	$—
Interest on long-term debt	543,450	62,540	125,080	96,880	258,950
Interest on BPLP lease	32,991	9,259	14,536	8,058	1,138

Total interest payments	$578,008	$73,366	$139,616	$104,938	$260,088

Fair value

All financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The fair value of Cameco’s privately held available-for-sale securities, as described in note 12, has not been disclosed because of the unavailability of a quoted market price in an active market. Cameco does not currently have plans to dispose of this investment.

The following tables present Cameco’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

As at December 31, 2012

	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$42,317	$316	$42,633
Available-for-sale securities [note 7]	49,535	—	—	49,535
Derivative instrument liabilities	—	(10,248)	—	(10,248)

Net	$49,535	$32,069	$316	$81,920

As at December 31, 2011

	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$69,367	$2,212	$71,579
Available-for-sale securities [note 7]	804,141	—	—	804,141
Derivative instrument liabilities	—	(46,317)	(316)	(46,633)

Net	$804,141	$23,050	$1,896	$829,087

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values of identical instruments traded in active markets are determined by reference to the last quoted prices, in the most advantageous active market for that instrument. In the absence of an active market, we determine fair values based on quoted prices for instruments with similar characteristics and risk profiles. Fair values of financial instruments determined using valuation models require the use of inputs. In determining those inputs, we look primarily to external, readily observable market inputs, when available, including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In some circumstances, we use input parameters that are not based on observable market data. In these cases, we may adjust model values to reflect the valuation uncertainty in order to determine what the fair value would be based on the assumptions that market participants would use in pricing the financial instrument. These adjustments are made in order to determine the fair value of the instruments.

We make valuation adjustments for the credit risk of our derivative portfolios in order to arrive at their fair values. These adjustments take into account the creditworthiness of our counterparties.

Financial instruments classified as available-for-sale comprise actively traded debt and equity securities and are carried at fair value based on available quoted prices.

There were no significant transfers between level 1 and level 2 of the fair value hierarchy. The following table presents a reconciliation of the beginning and ending balances of those financial instruments in level 3 of the fair value hierarchy:

	2012	2011
Beginning of year	$1,896	$5,056
Losses recognized in earnings	1,580	632
Unrecognized losses previously recognized in other components of equity	—	632
Transfers out of level 3	(3,160)	(4,424)

End of year	$316	$1,896

Transfers into level 3 are comprised of BPLP derivative financial instruments with contract terms extending beyond 36 months.

Derivatives

The following tables summarize the fair value of derivatives and classification on the statements of financial position:

As at December 31, 2012

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$—	$5,126	$5,126
Foreign currency contracts	15,046	—	15,046
Interest rate contracts	5,453	—	5,453
Cash flow hedges:
Energy sales contracts	—	6,760	6,760

Net	$20,499	$11,886	$32,385

Classification:
Current portion of long-term receivables, investments and other [note 12]	$17,000	$16,532	$33,532
Long-term receivables, investments and other [note 12]	5,453	3,648	9,101
Current portion of other liabilities [note 18]	(1,954)	(6,947)	(8,901)
Other liabilities [note 18]	—	(1,347)	(1,347)

Net	$20,499	$11,886	$32,385

At December 31, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$(639)	$8,033	$7,394
Foreign currency contracts	(17,633)	—	(17,633)
Interest rate contracts	8,647	—	8,647
Cash flow hedges:
Energy sales contracts	—	26,538	26,538

Net	$(9,625)	$34,571	$24,946

Classification:
Current portion of long-term receivables, investments and other [note 12]	$8,922	$42,088	$51,010
Long-term receivables, investments and other [note 12]	8,647	11,922	20,569
Current portion of other liabilities [note 18]	(26,555)	(16,913)	(43,468)
Other liabilities [note 18]	(639)	(2,526)	(3,165)

Net	$(9,625)	$34,571	$24,946

The following tables summarize different components of the gains (losses) on derivatives:

For the year ended December 31, 2012

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$138	$(2)	$136
Foreign currency contracts	42,063	—	42,063
Interest rate contracts	(785)	—	(785)
Cash flow hedges:
Energy sales contracts	—	(2,058)	(2,058)

Net	$41,416	$(2,060)	$39,356

For the year ended December 31, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$3,264	$(952)	$2,312
Foreign currency contracts	(11,586)	—	(11,586)
Interest rate contracts	7,998	—	7,998
Cash flow hedges:
Energy sales contracts	—	(3,141)	(3,141)

Net	$(324)	$(4,093)	$(4,417)

30. Capital management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in 2012 from the prior comparative period.

Cameco’s management considers its capital structure to consist of long-term debt, finance lease obligation, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

The capital structure at December 31 was as follows:

	2012	2011
Long-term debt	$1,292,440	$795,145
Finance lease obligation	131,013	145,834
Short-term debt	106,590	97,830
Cash and cash equivalents	(749,824)	(398,084)
Short-term investments	(49,535)	(804,141)

Net debt	730,684	(163,416)

Non-controlling interest	580	3,543
Shareholders’ equity	4,943,687	4,919,593

Total equity	4,944,267	4,923,136

Total capital	$5,674,951	$4,759,720

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2012, Cameco met these requirements.

31. Commitments and contingencies

(a) On May 16, 2012, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (BPC) and TransCanada Pipelines Limited (TransCanada) (collectively, the Consortium) received an arbitration award against British Energy Limited and British Energy International Holdings Limited (collectively, BE) ruling in favour of the Consortium on the issues of repair costs and lost revenue for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement under which the Consortium acquired BE’s interest in BPLP. The Consortium and BE are in discussions over the quantification of the damages under the arbitrators award. If these issues are not resolved, they will be referred back to the arbitrator for a final decision. The Company recorded an estimate of the expected net proceeds.

In connection with this arbitration, BE issued on February 10, 2006, and then served on OPG and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, additional damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending final disposition of the arbitration award.

(b) Annual supplemental rents of $31,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. During 2012, BPLP recognized an amount receivable of $78,000,000 and a related reduction to lease expense, with Cameco’s share being $24,600,000.

(c) Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2012 to 2018:

i)	Guarantees to customers under power sales agreements of up to $4,300,000. At December 31, 2012, Cameco’s actual exposure under these agreements was $300,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.

(d) Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2012, BPLP recorded $773,300,000 under this agreement which was recognized as revenue with Cameco’s share being $244,400,000.

32. Segmented information

Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

A. Business segments

For the year ended December 31, 2012

	Uranium	Fuel Services	Electricity	Other	Total
Revenue	$1,546,200	$276,740	$470,018	$28,513	$2,321,471

Expenses
Cost of products and services sold	871,282	209,697	197,299	26,500	1,304,778
Depreciation and amortization	170,864	25,166	79,834	17,565	293,429

Cost of sales	1,042,146	234,863	277,133	44,065	1,598,207

Gross profit (loss)	504,054	41,877	192,885	(15,552)	723,264
Impairment charge on non-producing property	168,000	—	—	—	168,000
Exploration	97,169	—	—	—	97,169
Gain on sale of assets	(1,660)	—	—	—	(1,660)
Share of loss from equity-accounted investees	2,951	3,054	—	—	6,005
Other expense	24,746	—	—	—	24,746
Non-segmented expenses					210,797

Earnings (loss) before income taxes	212,848	38,823	192,885	(15,552)	218,207
Income tax recovery					(46,376)

Net earnings					$264,583

Assets	$6,667,588	$733,346	$814,086	$—	$8,215,020
Capital expenditures for the year	$1,232,526	$15,284	$62,246	$—	$1,310,056

For the year ended December 31, 2011

	Uranium	Fuel Services	Electricity	Other	Total
Revenue	$1,615,697	$305,280	$427,927	$35,500	$2,384,404

Expenses
Cost of products and services sold	824,324	224,548	247,665	36,912	1,333,449
Depreciation and amortization	159,168	26,579	71,247	17,669	274,663

Cost of sales	983,492	251,127	318,912	54,581	1,608,112

Gross profit (loss)	632,205	54,153	109,015	(19,081)	776,292
Exploration	84,875	—	—	—	84,875
Loss on sale of assets	7,602	—	—	—	7,602
Share of loss from equity-accounted investees	4,533	2,700	—	—	7,233
Other income	1,826	(2,382)	—	—	(556)
Non-segmented expenses					215,539

Earnings (loss) before income taxes	533,369	53,835	109,015	(19,081)	461,599
Income tax expense					11,755

Net earnings					$449,844

Assets	$6,046,000	$773,277	$797,073	$—	$7,616,350
Capital expenditures for the year	$552,557	$17,918	$76,662	$—	$647,137

B. Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2012	2011
Canada	$701,645	$719,454
United States	1,619,826	1,664,950

	$2,321,471	$2,384,404

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2012	2011
Canada	$4,091,790	$3,516,368
United States	336,534	305,976
Australia	702,585	429,823
Other	212,517	196,279

	$5,343,426	$4,448,446

33. Group entities

The following are the principal subsidiaries, associates and jointly controlled entities of the Company:

	Country of	Ownership Interest
	Incorporation	2012	2011
Subsidiaries:	Canada	100%	100%
Cameco Bruce Holdings Inc.	Canada	100%	100%
Cameco Bruce Holdings II Inc.	Canada	100%	100%
Cameco Global Exploration Ltd.	Canada	100%	100%
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Inc.	U.S.	100%	100%
Power Resources, Inc.	U.S.	100%	100%
Crow Butte Resources, Inc.	U.S.	100%	100%
Cameco Enrichment Holdings LLC	U.S.	100%	100%
UFP Investments LLC	U.S.	53%	53%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Cameco Europe (Central Asia) Ltd.	Switzerland	100%	100%
Cameco Services Inc.	Barbados	100%	100%
Associates
GE-Hitachi Global Laser Enrichment LLC	U.S.	24.00%	24.00%
UEX Corporation	Canada	22.58%	22.58%

34. Jointly controlled assets

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are McArthur River, Key Lake and Cigar Lake. Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Ownership	2012	2011
Total Assets
McArthur River	69.81%	$1,018,089	$972,184
Key Lake	83.33%	618,821	523,690
Cigar Lake	50.03%	1,086,565	889,140

		$2,723,475	$2,385,014

Total Liabilities
McArthur River	69.81%	$55,517	$45,753
Key Lake	83.33%	156,400	105,033
Cigar Lake	50.03%	55,673	45,270

		$267,590	$196,056

35. Jointly controlled entities

Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. Cameco uses the proportionate consolidation method to account for its 31.6% interest in BPLP. Cameco also holds a 60% interest in the Inkai joint venture. The participants in the joint venture have joint control of the strategic operating, investing and financing activities. Cameco uses the proportionate consolidation method to account for its 60% interest in Inkai.

The following schedules reflect Cameco’s proportionate interest in the assets, liabilities, revenue and expenses of the BPLP partnership:

	2012	2011
Current assets	$260,131	$225,719
Non-current assets	492,233	502,250
Current liabilities	(155,788)	(155,504)
Non-current liabilities	(675,450)	(605,993)

Net liabilities	$(78,874)	$(33,528)

	2012	2011
Revenue	$470,018	$427,927
Expenses	(289,405)	(329,605)

Net earnings	$180,613	$98,322

The following schedule reflects Cameco’s proportionate interest in the assets and liabilities of the Inkai joint venture:

	2012	2011
Current assets	$66,424	$54,968
Non-current assets	221,664	198,831
Current liabilities	(12,779)	(17,085)
Non-current liabilities	(146,895)	(130,782)

Net assets	$128,414	$105,932

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. On proportionate consolidation of Inkai, Cameco eliminates the loan balances recorded by Inkai and records advances receivable (notes 12 & 36) representing its 40% ownership interest.

The following schedule reflects Cameco’s proportionate interest in the revenue and expenses of the Inkai joint venture:

	2012	2011
Revenue	$116,144	$132,845
Expenses	(80,102)	(78,517)

Net earnings	$36,042	$54,328

The participants in the Inkai joint venture purchase uranium from Inkai, and, in turn, derive revenue directly from the sale of such product to third party customers. On proportionate consolidation of Inkai, Cameco eliminates revenues and cost of sales recorded by Inkai related to sales by Inkai to Cameco.

36. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents, and contributes to pension plans on their behalf (note 28). Senior management and directors also participate in the Company’s share-based compensation plans (note 27).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2012	2011
Short-term employee benefits	$23,789	$24,887
Post-employment benefits	6,728	5,949
Share-based compensation (a)	8,622	10,808

	$39,139	$41,644

(a)	Excludes deferred share units held by directors (see note 27).

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, one of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2012, Cameco paid Points Athabasca Contracting Ltd. $57,000,000 (2011—$63,000,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $1,780,000 (2011—$1,540,000).

Other related party transactions

	Transaction Value		Balance Outstanding
	Year ended		As at
	2012	2011	2012	2011
Sale of goods and services
Jointly Controlled Entities
BPLP (a)	$84,859	$49,914	$23,210	$19,557
Other
Jointly Controlled Entities
Interest income (Inkai) (a)	2,334	2,208	87,264	78,058
Associates
Interest expense	(919)	(1,597)	(42,220)	(73,468)

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limit of the loan facilities are $322,150,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At December 31, 2012, $219,277,000 (US) of principal and interest was outstanding (December 31, 2011—$191,882,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE) The promissory note is payable on demand and bears interest at market rates. At December 31, 2012, $42,436,000 (US) of principal and interest was outstanding (December 31, 2011—$72,240,000 (US)).

37. Acquisitions

(a) On June 11, 2012, Cameco acquired a 27.94% interest in the Millennium project from AREVA Resources Canada Inc. (AREVA) for $150,840,000, increasing its ownership to 69.9%. The remaining 30.1% is owned by JCU (Canada) Exploration Co. The Millennium project is a proposed uranium mine located in the Athabasca Basin of northern Saskatchewan. The terms of the purchase agreement provide AREVA with a 4% royalty on revenue from 27.94% of any production that exceeds 63,000,000 pounds U3O8 from this project. The acquisition was financed by existing cash balances and was assigned to exploration and evaluation assets included in property, plant and equipment.

(b) On December 18, 2012, a wholly owned Cameco subsidiary acquired a 100% interest in the Yeelirrie uranium project in Western Australia from BHP Billiton for a total cost of $453,900,000 (US). Included in the purchase price is $1,500,000 (US) in transaction costs and a $22,000,000 (US) stamp duty payable to the government of Western Australia. Yeelirrie is one of Australia’s largest undeveloped uranium deposits and is located about 650 kilometres northeast of Perth and about 750 kilometres south of Cameco’s Kintyre exploration project. The acquisition was financed by existing cash balances and was assigned to exploration and evaluation assets included in property, plant and equipment.

(c) On January 9, 2013, subsequent to year-end, Cameco completed the acquisition of NUKEM Energy GmbH (NUKEM) from Advent International (Advent) and other shareholders, through the purchase of all the outstanding shares for cash consideration of €107 million ($140 million (USD)), plus closing adjustments. Cameco receives the economic benefit of owning NUKEM as of January 1, 2012. In addition to the initial purchase price, Cameco will pay Advent and the other shareholders a share of NUKEM’s 2012 earnings under the terms of the agreement. An additional payment may be required in 2015 depending on results achieved in 2013 and 2014. These earn-out payments are based on NUKEM exceeding certain minimum threshold levels of EBITDA, as specified and defined in the purchase agreement. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

The initial accounting for the business combination is incomplete as the Company is in the process of evaluating the fair value of the net assets acquired. It is our expectation that the majority of the purchase price will be allocated to purchase and sale contracts, nuclear fuel inventories and goodwill.

Acquisition related costs of $3,800,000 have been expensed and included in administration expense in the consolidated statements of earnings.